1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 9, 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/9/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on January 9, 2006: Change of the Company’s Chairman and Vice Chairman

99.2	Announcement on January 9, 2006: UMC Important Notice

Exhibit 99.1

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Change of the Company’s Chairman and Vice Chairman

1.	Date of the board of directors resolution: 2006/01/09

2.	Name and resume of the replaced chairman or president: Bob Tsao, the Chairman of United Microelectronics Corp.

3.	Name and resume of the new chairman or president: Jackson Hu, the CEO of United Microelectronics Corp.

4.	Reason for the change:

On January 9, 2006, UMC held an Extraordinary Meeting of the Board of Directors. The Board of Directors passed the following resolutions:

1)	UMC Chairman Bob Tsao has officially resigned from his position as Chairman, and the current CEO, Dr. Jackson Hu, was elected to the position of Chairman.

2)	UMC Chairman Bob Tsao and Vice Chairman John Hsuan have resigned from their board positions at UMC.

3)	UMC Board has granted Bob Tsao the title of Chairman Emeritus and John Hsuan the title of Vice Chairman Emeritus, and hired both as senior advisors to the company and entitled them to attend future meetings of the Board of Directors.

5.	Effective date of the new appointment: 2006/01/09

6.	Any other matters that need to be specified: None

Exhibit 99.2

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UMC Important Notice

1.	Date of occurrence of the event: 2006/01/09

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company) : Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

Hsinchu, Taiwan, January 9, 2006 — UMC (NYSE: UMC, TSE: 2303) today released an important announcement:

1.	On the afternoon of January 9, 2006, the Hsinchu District Prosecutor’s Office announced its decision to indict former UMC Chairman Bob Tsao and former UMC Vice Chairman John Hsuan with respect to alleged omissions in reporting relating to the He-Jian situation so as to be a supposed breach of fiduciary duty.

2.	On the morning of January 9th, Bob Tsao and John Hsuan officially retired from their positions on the UMC Board. At the same meeting, the Board elected CEO Dr. Jackson Hu to the position of Chairman of UMC, in addition to his current role as CEO. Consequently, the indictment should not in any way affect the future operations of the company.

3.	UMC believes that the indictment of Bob Tsao and John Hsuan is of a purely political nature and caused by the special nature of the relationship between Taiwan and Mainland China. These indictments in no way reflect on the honesty and integrity of Mr. Tsao or Mr. Hsuan.

4.	Both Bob Tsao and John Hsuan have chosen to forsake their personal interests in order to protect the equity of UMC’s shareholders and to prevent injury to the company. Their decision is characteristic of their selfless commitment to the company and is worthy of praise.

6.	Countermeasures: none
7.	Any other matters that need to be specified: none